Filed by Vivendi S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                    Subject Company:  Canal Plus
                                                     Commission File No. 82-2270





                                                                  June 20, 2000


                 VIVENDI, SEAGRAM AND CANAL+ TO MERGE, CREATING
                FULLY INTEGRATED GLOBAL MEDIA AND COMMUNICATIONS
                    COMPANY FOR THE WIRED AND WIRELESS WORLD

-------------------------------------------------------------------------------

o     NEW COMPANY TO BE NAMED VIVENDI UNIVERSAL

o VIVENDI UNIVERSAL WILL DELIVER MOVIES, TELEVISION PROGRAMMING, MUSIC, SPORTS, GAMES, AND EDUCATIONAL AND PROFESSIONAL INFORMATION TO CONSUMERS ACROSS ALL DIGITAL AND ANALOG FORMATS GLOBALLY

o LEADING SATELLITE, TELEPHONY, INTERNET, SUBSCRIPTION TELEVISION AND PUBLISHING NETWORKS

o     WORLD'S LARGEST WIRELESS FOOTPRINT

o VIZZAVI WILL BE THE DEFAULT HOME PAGE FOR 80 MILLION POTENTIAL MOBILE AND INTERACTIVE TV CUSTOMERS

o     EQUITY VALUE AT US$34 BILLION; US$77.35 PER SEAGRAM SHARE

o COMBINED REVENUES OF APPROXIMATELY US$55 BILLION; APPROXIMATELY US$7.0 BILLION IN EBITDA

o     STRONG REVENUE PROSPECTS AND DOUBLE-DIGIT EBITDA GROWTH

o NEW COMPANY TO HAVE CLEAR FOCUS AND STRONG BALANCE SHEET FOLLOWING DISPOSITION OF NON-STRATEGIC ASSETS

-------------------------------------------------------------------------------

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                                      -2-

PARIS, FRANCE, MONTREAL, CANADA, AND NEW YORK, USA, JUNE 20, 2000 - Vivend (Paris Bourse: EX.FP), Canal+ (Paris Bourse: AN.FP) and The Seagram Company Ltd. (NYSE: VO) today announced a strategic business combination that will create Vivendi Universal, a leading global media and communications company for the wired and wireless world, combining compelling content across the world's most popular genres with an enormous customer and subscriber base in every access format.

Vivendi Universal will be ideally positioned to accelerate the worldwide growth of wired and wireless Internet access devices by providing proprietary, value-added content, e-services and e-commerce to customers anytime, anywhere. The combined company will bring content from the world's largest music company, second largest film library, major film production studio, second largest destination theme park company, and global leader in reference, consumer and PC-based software game publishing with Vizzavi, Vivendi's new multiple access portal, and the combined global distribution capabilities of Vivendi, Seagram and Canal+.

Vizzavi will be the default portal for 80 million mobile and interactive TV subscribers of Vivendi's 50-50 joint venture with Vodafone, and Canal+. Growth of the Vizzavi customer base will increase further with the infusion of content from the combined company covering global, local and personalized content drawn from all of the most popular entertainment and information formats.

At the same time, the growth prospects of the Company's core businesses will benefit from enhanced opportunities for cross-promotion, bundled service offerings, and advertising. Vivendi Universal will also be in a position to leverage its distribution capabilities in Europe and its expertise in creating wireless content and services, to forge new partnerships and exploit new opportunities as the growth of wireless services accelerates in North America and around the world.

The deal will be an all-stock swap valued at approximately US$34 billion, or US$77.35 per Seagram share, subject to a collar.

The new company will be headquartered in Paris with an additional corporate center in New York. The company will initially have combined revenues of US$55 billion, or 57.5 billion Euros. Vivendi Universal will be listed on the Paris, New York, and Toronto stock exchanges.

The merger will combine Vivendi's broad-based telecommunications assets - which include high-speed wireless transmission, fixed and wireless communications networks, Internet access service providers and both cable and satellite transmission networks - Universal's extensive music catalog and film and television libraries, as well as production and distribution capabilities through its Universal Music Group, Universal Studios, its stake in USA Networks, and Canal+'s leading film and broadcast and subscription television assets.


CEOS COMMENT ON GROWTH POTENTIAL OF VIVENDI UNIVERSAL

Jean-Marie Messier, chairman and chief executive officer of Vivendi, said: "The formation of Vivendi Universal creates a uniquely powerful growth platform. This is the first company to combine premier global and local content with next generation digital distribution. Together, we will have an enormous subscriber base across all of the most popular and fastest-growing communications networks and technologies. We will have premium branded global and local content in music, film, sports, education, games, theme parks and industry verticals like healthcare, education and recreation. And we will be able to offer our customers a powerful array of seamless and integrated services across multiple digital and analog formats. Each of these businesses has strong growth characteristics. Together, they create the opportunity to build something of extraordinary value to our customers and shareholders. I am very pleased to begin work with Edgar and his team on realizing our potential."

Edgar Bronfman, Jr., president and chief executive officer of Seagram, said:
"The formation of Vivendi Universal is both the beginning of a new era of opportunity and the culmination of Seagram's transformation into a leading force in the global media and entertainment industry. It gives birth to a new company with an exceptional portfolio of assets, including Vizzavi, which will be the default home page for 80 million mobile and interactive TV viewers. We have a clear vision for realizing the vast opportunity of leveraging our extraordinary distribution platforms to help meet global consumers' desires to access compelling, value-added content any time, anywhere across all media formats and connected devices. Finally, it creates a host of extraordinary opportunities for our people to extend our franchise into new markets, and recognizes the value that has been built in Seagram over the past 75 years."

Pierre Lescure, chairman and chief executive officer of Canal+, said: "Vivendi Universal is the creation of the most comprehensive global entertainment, information and services company anywhere in the world. It's an exciting opportunity for our staff, our customers, our subscribers and our shareholders. The strength of the assets in the Vivendi, Universal, Canal+ combination will enable us to be the leader in the greatest adventure of the 21st century: delivering entertainment, culture and information to an ever-increasing part of mankind. In the home, on TV or PC, and out of the home at the cinema, on a mobile, or on a PDA, our outstanding combination of creative and premium content can be delivered seamlessly to our customers and subscribers. I am thrilled that the new group management, staff, customers and shareholders can be a part of this exciting venture, mission and value creation process."

TERMS OF AGREEMENT

UNDER THE TERMS OF A DEFINITIVE MERGER AGREEMENT APPROVED UNANIMOUSLY BY ALL THREE COMPANIES' BOARDS OF DIRECTORS, SEAGRAM SHAREHOLDERS WILL RECEIVE FOR EACH COMMON SHARE OF SEAGRAM STOCK HELD, A NUMBER OF VIVENDI SHARES DESIGNED TO HAVE A VALUE OF US$77.35. THE NUMBER OF VIVENDI SHARES TO BE EXCHANGED FOR SEAGRAM SHARES WILL BE SUBJECT TO A COLLAR UNDER WHICH THE EXCHANGE RATE WILL BE FIXED AT 0.800 IF THE VIVENDI STOCK TRADES BELOW US$96.69 AND FIXED AT 0.622 IF THE VIVENDI STOCK TRADES ABOVE US$124.30. THE TRANSACTION IS DESIGNED TO BE TAX-FREE TO SEAGRAM SHAREHOLDERS IN BOTH THE U.S. AND CANADA.

In connection with the acquisition of substantially all the assets of Canal+ by Vivendi, shareholders will be receiving 2.0 Vivendi shares for each share of Canal+ held, as well as retaining an interest in the regulated businesses of Canal+, which will remain 51 percent publicly owned.

The Bronfman family, which owns 24 percent Seagram shares outstanding, has signed a binding commitment to vote its shares in favor of the transaction.

The agreement is subject to shareholder approval, listing of the Vivendi shares on the New York Stock Exchange, regulatory review and approvals in the European Union, United States and Canada, and customary closing conditions. The companies expect to circulate voting materials to shareholders in August and expect to close the transaction before year-end.


EXECUTIVE RESPONSIBILITIES AND BOARD COMPOSITION

Vivendi Universal will be led by Jean-Marie Messier as chairman and chief executive officer. Edgar Bronfman, Jr., will be vice chairman with responsibility for music and all Internet activities of the group. Eric Licoys, presently chief operating officer of Vivendi and chief executive officer of Havas, and Pierre Lescure, chief executive officer of Canal+, will become co-chief operating officers of the combined company.

The Vivendi Universal Board of Directors will initially total 20 members comprised of Vivendi's current 14 board members, Pierre Lescure, chairman and CEO of Canal+, and five new members from Seagram's board, including three Bronfman family members and two independent directors from the Company's existing board.

Vivendi Universal will create an integration committee consisting of the new company's executive committee - Jean-Marie Messier, Edgar Bronfman, Jr., Eric Licoys, Pierre Lescure, Phillipe Germond, and Vivendi Chief Financial Officer Guillaume Hannezo - and two operating executives from each division, totaling approximately 20 people. The committee will identify and implement all synergies, including cross-distribution, new marketing initiatives, new business models, new services and new products.

SCOPE OF VIVENDI UNIVERSAL:
STRATEGIC COMPLEMENT:  LOCAL AND GLOBAL CONTENT ACROSS MULTIPLE MEDIA

The combined content and distribution assets of Vivendi, Canal+ and Seagram will have global reach, linking Europe's most powerful wireless and wired footprint with the worldwide reach and enormous breadth of top-quality content.

   In MUSIC, the Internet is making it possible to significantly expand the recorded music market by offering an enhanced customer experience. The ability to sell more to segmented and targeted audiences - facilitating impulse and specialized buying, providing new opportunities for marketing and promotion, and selling enhanced products in new packaged formats with appropriate pricing -- requires a range of popular artists, both global and indigenous.

   Universal's Music Group is the world's #1 music company and has operations in 59 countries with leading market share worldwide. The company set a record in the history of the U.S. music industry when it achieved the largest ever single-week market share of current albums, 37.3 percent, for the week ended May 28, 2000. Universal Music & Video Distribution is the top distributor of albums in the U.S. And Universal Music's publishing unit owns 750,000 song copyrights, and has a top roster of musical artists, including Shania Twain (whose album "Come On Over" recently became the best selling album ever recorded by a female artist), Andrea Bocelli, Dr. Dre, Sheryl Crow, Sting, Enrique Iglesias, Jay-Z, Sisqo, Eiffel 65, DMX, George Strait, Blink 182 and U2. Key releases for the fourth quarter of 2000 include Bon Jovi, Eminem, No Doubt, Hanson and ERA 2. Together, the new company will house the world's leading music distribution network, Europe's largest mail order music/video club, and fast-growing online initiatives.

   In FILMED ENTERTAINMENT, the combination of Universal Pictures and Canal+ creates one of the largest film libraries in the world, with a total 9,000 films -- an enormous asset and source of steady cash flow as the demand for access to filmed content grows. The new company will have a secure supply of films for all of its distribution outlets as well as the ability to market and promote new films worldwide across a huge installed subscriber base. It will also own the only Europe-based studio with controlled distribution. Recent films from Universal include Gladiator, Erin Brokovich, The Green Mile, U-571, a co-production with Canal+, The Mummy, and American Pie.

   In RECREATION, Universal is one of the world's leading theme park operators with significant opportunities for cross-promotion and re-purposed content. Universal's Recreation Group operates Universal Studios Hollywood, Universal Studios Orlando, and Universal Studios Port Aventura in Barcelona, Spain. In April, the company doubled the size of CityWalk at Universal Studios Hollywood, adding over 30 new entertainment, dining and retail venues. Universal's expansion in Orlando has opened to rave reviews and Universal's new theme park in Osaka, Japan is on schedule to open in the Spring of 2001.

   In TELEVISION, Vivendi Universal will have a vertically integrated global television sales network and production operation with customers in more than 180 countries. Its library of 27,000 total television episodes includes such familiar programming as Magnum, P.I., Law and Order, Columbo and Alfred Hitchcock Presents, as well as the programming of 13eme Rue, Canalsatellite's most watched basic cable channel for the second year running. This library has enormous value for re-purposing in a variety of formats and as content for the company's vast array of networks. Additional Universal assets include Studio Universal, a thematic movie channel in key international territories. Vivendi Universal will have a 42 percent equity stake in USA Networks, which includes USA Network, Sci Fi Channel, Home Shopping Network, TicketMaster, Hotel Reservations Network, Gramercy Pictures and October Films.

   In PUBLISHING, Vivendi Universal will have the most desirable forms of content to feed the Internet demand for value-added, consumer and business-to-business information and entertainment. Havas, the #1 European publisher overall and #1 publisher of PC-based games in the US and #2 worldwide, also has strong positions in health, business and local information with a total of 5 million subscribers to its general literature and press. With all content digitized, the new Company will have enormous potential to create the strong verticals supported by community, chat and other e-services that drive consumer demand.

   In SPORTS, the demand for programming and information is booming as proliferating access formats feed the insatiable demand of sports fans everywhere. Vivendi Universal has extensive sports programming throughout Europe, including football, rugby, hockey, NBA basketball and boxing.

   In DISTRIBUTION, Vivendi holds a 44 percent interest in Cegetel, France's leading private telecommunications operator with operations in five other European countries. The company's total subscriber base is more than 13 million. Vivendi also holds a 25 percent stake in BskyB (British Sky Broadcasting). Canal+, in which Vivendi holds a 49 percent stake, is a leader in pay television and digital TV, with more than 14 million subscribers in 11 countries throughout Europe. Vivendi's alliance with

   Vodafone has 58 million subscribers throughout Europe. Vizzavi, the company's Internet Service Provider, has a potential customer base of more than 80 million total wireless and tv subscribers of Cegetel, Canal+ and Vodafone.
   It is a multi-access portal, and the world's largest wireless footprint, providing Internet access through Vivendi/Vodafone mobile customers.

DISPOSITION OF ASSETS

Seagram's Spirits, Wine and Beverages business includes key brands such as Chivas Regal, Crown Royal, Captain Morgan, Martell and ABSOLUT VODKA, owned by V&S Vin & Sprit AB. This business will be a non-strategic asset of Vivendi Universal. The company expects that the future of this world-leading group of businesses will be determined in way that maximizes value for shareholders and opportunities for employees.


COMPANY DESCRIPTIONS

VIVENDI: Vivendi is a major player in communications and the world leader in environmental services (water, waste management, energy and transportation.) Headquartered in Paris, Vivendi operates in over 100 countries with 260,000 employees. Vivendi's communications activities are Telecommunications (SFR mobile telephone; the "7" fixed line telephone), Internet (Vizzavi, multi access portal with an 80 million customer base and VivendiNet, Internet aggregation). Publishing and Multimedia (Havas and Havas Interactive) and Audiovisual activities with a 49 percent stake in Canal+. Web site:www.vivendi.com

SEAGRAM: The Seagram Company Ltd., headquartered in Montreal, operates in four global business segments: MUSIC, FILMED ENTERTAINMENT, RECREATION, and SPIRITS AND WINE. Universal Music Group, the world's largest recorded music company, produces and distributes recorded music throughout the world in all major genres, and it is engaged in music publishing. The Company's Filmed Entertainment business produces and distributes motion picture, television and home video products worldwide; operates and has ownership in a number of international cable channels; and engages in the licensing of merchandising rights and film property rights. The Recreation business operates theme parks. Other businesses include retail stores and the development of entertainment software. The Spirits and Wine business is engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 190 countries and territories. The Company's web site is located at www.seagram.com.

CANAL PLUS: The Paris-based Canal+ group is the European leader in pay television, with an acknowledged know-how both in the release of pay programs

(premium channels and theme channels), in the distribution to the subscribing viewer (subscription management, viewer loyalty development) and in technological mastery (conditional access, interactivity, secured payment.)

The financial advisors on this transaction for the Vivendi Group were Lazard Freres, Seagram was advised by Goldman Sachs and Morgan Stanley Dean Witter, and Canal+ was advised by Merrill Lynch.


EXCEPT FOR HISTORICAL INFORMATION, ALL OTHER INFORMATION IN THIS RELEASE CONSISTS OF FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, ANTICIPATED OR IMPLIED. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: THE RISK THAT THE VIVENDI, CANAL+'S AND SEAGRAM'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY; COSTS RELATED TO THE PROPOSED COMBINATION TRANSACTION; FAILURE OF THE VIVENDI, CANAL+ OR SEAGRAM'S STOCKHOLDERS TO APPROVE THE PROPOSED COMBINATION TRANSACTION; INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASE COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; AND AN INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS. NONE OF VIVENDI, CANAL+ AND SEAGRAM UNDERTAKES ANY OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS.

THE PROPOSED COMBINATION TRANSACTION INVOLVING VIVENDI, CANAL+ AND SEAGRAM WILL BE SUBMITTED TO EACH COMPANY'S STOCKHOLDERS FOR THEIR CONSIDERATION. ALL STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CONCERNING THE TRANSACTION THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND MAILED TO STOCKHOLDERS. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED COMBINATION TRANSACTION. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT VIVENDI, CANAL+ AND SEAGRAM, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE FROM VIVENDI, CANAL+ AND SEAGRAM.

VIVENDI, CANAL+ AND SEAGRAM AND CERTAIN OTHER PERSONS NAMED BELOW MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF VIVENDI'S, CANAL+'S AND SEAGRAM' STOCKHOLDERS TO APPROVE THE TRANSACTION. THE PARTICIPANTS IN THIS SOLICITATION MAY INCLUDE THE DIRECTORS AND EXECUTIVE OFFICERS OF VIVENDI; THE DIRECTORS AND EXECUTIVE OFFICERS OF CANAL+; AND THE DIRECTORS AND EXECUTIVE OFFICERS OF SEAGRAM AS LISTED IN SEAGRAM'S PROXY STATEMENT FOR ITS 1999 ANNUAL MEETING WHICH MAY BE OBTAINED WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV).

AS OF THE DATE OF THIS COMMUNICATION, NONE OF THE FOREGOING PARTICIPANTS INDIVIDUALLY BENEFICIALLY OWNS IN EXCESS OF 25% OF SEAGRAM' COMMON SHARES, OR IN THE AGGREGATE IN EXCESS OF 49% OF CANAL+'S COMMON STOCK (BENEFICIALLY HELD, DIRECTLY OR INDIRECTLY BY VIVENDI), OR IN THE AGGREGATE IN EXCESS OF 5% OF VIVENDI'S COMMON STOCK. EXCEPT AS DISCLOSED ABOVE, TO THE KNOWLEDGE OF VIVENDI, CANAL+ AND SEAGRAM, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF VIVENDI, CANAL+ AND SEAGRAM HAS ANY INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE IN VIVENDI, CANAL+ OR SEAGRAM.

FINANCIAL ADVISORS:
------------------

Vivendi group : Lazard Freres
-------------
Seagram: Goldman Sachs, Morgan Stanley Dean Witter
-------
Canal+ : Merrill Lynch
-----

CONTACTS:
--------

PARIS:
-----

VIVENDI
MEDIA RELATIONS:
Catherine Gros
011.33.1.71.71.17.11
INVESTOR RELATIONS:
Bruno Bernard
011.33.1.71.71.19.44

VIVENDI
Andrew Merrill - Abernathy MacGregor Group
212.371.5999

CANAL+
MEDIA RELATIONS:
Sylvie Ruggieri
011.33.1.44.25.16.75
Jean-Louis Erneux
011.33.1.44.25.75.81
INVESTOR RELATIONS:
Charlotte de Murard - 011.33.1.44.25.15.58

NEW YORK:
--------
SEAGRAM
MEDIA RELATIONS:
Anita Larsen - 212.572.1118
INVESTOR RELATIONS:
Joseph Fitzgerald - 212.572.7282
Eileen McLaughlin - 212.572.8961